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                             January 13, 2021

       Matthew Nicosia
       Chief Executive Officer
       Vivakor, Inc.
       433 Lawndale Drive
       South Salt Lake City, UT 84115

                                                        Re: Vivakor, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 31,
2020
                                                            File No. 333-250011

       Dear Mr. Nicosia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note you disclose that you specialize in the remediation of soil and the extraction of hydrocarbons, such as
oil, from properties contaminated by or laden with heavy crude oil and other
hydrocarbon-based substances and your primary focus has been the remediation of oil spills in Kuwait
and naturally occurring oil sands deposits in Utah. However, we also note that you
derived substantially all of of your revenues from the purchase and sale of precious metals on
the open market. Please revise your disclosure to clarify the driver and status of your
current operations versus your intended operations.
   2. We note your response to prior comment 2, but are unable to locate the revised disclosure referenced in your
response. Please revise to disclose the basis for your statement that
 Matthew Nicosia
Vivakor, Inc.
January 13, 2021
Page 2
         you estimate that for every 500 tons of contaminated material recovered per day that contains at least 10% oil, you will recover 250 barrels of extracted hydrocarbons. In addition, please revise to clarify the basis for your statement that you believe that you may be able to generate proceeds of approximately $6 million from the sale of precious metals. For both statements, please disclose any material assumptions used in such estimates.
3. We note your response to prior comment 3, but are unable to locate the referenced description of the role or function of your Advisory Board in contrast to the duties of your management team and board of directors as well as the disclosure as to whether you pay any compensation to members of your Advisory Board. Please advise or revise.
4. Please include an organizational chart here or elsewhere in the filing illustrating the relationships of the various entities discussed throughout the filing, including your subsidiaries, variable interest entities and joint venture ownerships. Summary Consolidated Financial Information, page 9

5. We note your response to prior comment 7. We re-issue the comment. Please provide a footnote explaining the purpose of the pro forma and pro forma as adjusted columns and how you derive the numbers.
Risk Factors
If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements, page 17

6. We note you disclose that it is possible that you could be deemed an investment company. Please provide an analysis as to whether the company is, or in the future will be, an investment company under Section 3 of the Investment Company Act of 1940. As part of your analysis, please ensure you address your interests in the variable interest entities.
Market for Our Common Stock and Related Stockholder Matters, page 24

7. We note your revised disclosure in response to prior comment 11 and reissue it in part.
         Please provide the disclosure required by Item 201(a) of Regulation S-K. In this regard, we note that there appears to be no established trading market for your common stock as the OTCPink marketplace does not constitute an established public trading market.
Executive
FirstNameCompensation,
           LastNameMatthewpageNicosia
                                54
Comapany
8.         NameVivakor,
       Please             Inc. and director compensation information for the
year ended
              include executive
JanuaryDecember   31, 2020.
        13, 2021 Page  2    See Item 402 of Regulation S-K.
FirstName LastName
 Matthew Nicosia
FirstName  LastNameMatthew Nicosia
Vivakor, Inc.
Comapany
January 13,NameVivakor,
            2021        Inc.
January
Page 3 13, 2021 Page 3
FirstName LastName
Principal Shareholders, page 57

9. We note your revisions to the table on page 57. Please provide the disclosure required by
         Item 403(a) of Regulation S-K with respect to any class of the registrant's voting securities. For example, we note your disclosure that the Series B preferred stock has voting rights, but such preferred stock is not included in the table on page 57. Refer to prior comment 26.
10. Please ensure that you provide disclosure required by Item 403 of Regulation S-K regarding beneficial ownership of your common stock as determined in accordance with
         Rule 13d-3. Refer to Instruction 2 to Item 403. In that regard, we note that certain outstanding Class B LLC units have conversion and exchange rights for your common stock, and we also note that you have outstanding warrants and convertible notes, as well as convertible preferred stock. To the extent that disclosure of securities deemed to be outstanding is required, also indicate by footnote or otherwise the amount known to be shares with respect to which such listed beneficial owner has the right to acquire beneficial ownership. Refer to Item 403.
Certain Relationships and Related Party Transactions, page 59

11. We note you disclose that you entered into an agreement with IME in July 2020. Please identify the related person involved and the basis on which the person is a related person as required by Item 404(a)(1) of Regulation S-K. Please also file such agreement as an exhibit to your registration statement or tell us why you do not believe it is required to be filed under Item 601(b)(10) of Regulation S-K.
Financial Statements for the nine months ended September 30, 2020 and 2019 Notes to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Long Lived Assets, page F-10

12. We note your response to prior comment 36 did not fully address the issues. We reissue the comment. We note you reported history of operating losses and negative cash flows form operations for all the periods reported and you expect to experience continuing operating losses and negative cash flows from operations from the foreseeable future as your management execute your current business plan. In light of these circumstances, please tell us in detail basis for your conclusion triggering events have not occurred and how you determined that the carrying value of Property and Equipment, and intangible assets are recoverable. Refer to ASC 360-10-35-21(e). Revise your disclosures as appropriate.
Revenue Recognition, page F-12

13. We did not find revisions to disclosures as stated in your response to prior comment 30.
         We re-issue the comment. Please provide additional disclosures that disaggregate revenue
 Matthew Nicosia
Vivakor, Inc.
January 13, 2021
Page 4
       recognized from contracts with customers into categories that more fully depict how the nature, amount, timing and uncertainty of revenue and cash flows are effected by economic factors as required by ASC 606-10-50-5 or tell us why they are not required.
Note 22. Subsequent Events, page F-28

14. We note your revisions in response to prior comment 38. We re-issue the comment.
       Please disclose the date through which you have evaluated subsequent events. Refer to
       ASC 855-10-50-1.
Financial Statements for the year ended December 31, 2019 and 2018
Notes to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
RPC Design and Manufacturing, LLC, page F-36

15. We note your revisions in response to prior comment 33. We partially re-issue the comment. Considering RDM is a VIE and you are the primary beneficiary, please revise to provide disclosures required by ASC 810-10-50-3 and ASC 810-10-50-5A to the extent applicable.
Exhibits

16. Please file the operating agreement of Viva Wealth Fund I LLC or tell us why you do not believe it is required to be filed under Item 601(b)(10) of Regulation
S-K.
       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff
Accountant, at (202) 551-3763 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at
(202) 551-3763 or
Laura Nicholson, Special Counsel, at (202) 551-3763 with any other questions.



                                                            Sincerely,
FirstName LastNameMatthew Nicosia
                                                            Division of
Corporation Finance
Comapany NameVivakor, Inc.
                                                            Office of Energy &
Transportation
January 13, 2021 Page 4
cc:       Scott Linsky
FirstName LastName